UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

(Amendment No. 12)*

CLAYTON WILLIAMS ENERGY, INC.

(Name of Issuer)

COMMON STOCK, $0.10 PAR VALUE

(Title of Class of Securities)

96949010

(CUSIP Number)

CLAYTON W. WILLIAMS, JR., CHIEF EXECUTIVE OFFICER

CLAYTON WILLIAMS ENERGY, INC.

SIX DESTA DRIVE, SUITE 6500

MIDLAND, TEXAS 79705

(432) 682-6324

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 13, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 96949010

1	Names of Reporting Persons Clayton W. Williams, Jr.

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 49,179

	8	Shared Voting Power 3,061,555

	9	Sole Dispositive Power 67,225

	10	Shared Dispositive Power 3,043,509

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,110,734

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 18.1%

14	Type of Reporting Person IN

CUSIP No. 96949010

1	Names of Reporting Persons Clajon Holding Corporation (1)

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 1,247,488

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 1,247,488

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,247,488

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒

13	Percent of Class Represented by Amount in Row (11) 7.2%

14	Type of Reporting Person CO

(1) Formerly reported as “Clajon Holdings, Inc.”

CUSIP No. 96949010

1	Names of Reporting Persons CWPLCO, Inc.

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 1,247,488

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 1,247,488

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,247,488

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒

13	Percent of Class Represented by Amount in Row (11) 7.2%

14	Type of Reporting Person CO

CUSIP No. 96949010

1	Names of Reporting Persons CW Stock Holdco GP, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 1,771,219

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 1,771,219

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,771,219

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒

13	Percent of Class Represented by Amount in Row (11) 10.3%

14	Type of Reporting Person CO

CUSIP No. 96949010

1	Names of Reporting Persons CW Stock Holdco, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐

6	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 1,771,219

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 1,771,219

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,771,219

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒

13	Percent of Class Represented by Amount in Row (11) 10.3%

14	Type of Reporting Person PN

INTRODUCTION

The following is an amendment (this “Amendment”) to that certain Schedule 13D filed by certain of the reporting persons filing this statement, being Clayton W. Williams, Jr. (“Mr. Williams”), Clajon Holdings Corporation (formerly reporting as Clajon Holdings, Inc.), CWPLCO, Inc., CW Stock Holdco GP, LLC and CW Stock Holdco, L.P. or their predecessors as follows:

Original Schedule 13D	June 4, 1993
Amendment No. 1	September 2, 1993
Amendment No. 2	January 12, 1994
Amendment No. 3	April 3, 1995
Amendment No. 4	October 19, 1995
Amendment No. 5	May 1, 1996
Amendment No. 6	November 19, 1996
Amendment No. 7	September 30, 1999
Amendment No. 8	April 19, 2002
Amendment No. 9	November 11, 2005
Amendment No. 10	January 20, 2006 and December 20, 2006
Amendment No. 11	August 30, 2016

(as amended, the “Original 13D”), to reflect changes in beneficial ownership of shares of Common Stock, $0.10 par value, of Clayton Williams Energy, Inc., a Delaware corporation (the “Issuer” or “CWEI”), by the Reporting Persons.

Item 1.                   Security and Issuer

This Schedule 13D relates to the common stock, $0.10 par value per share (the “CWEI Common Shares”) of the Issuer.  The address of the principal executive offices of the Issuer is 6 Desta Drive, Suite 6500, Midland, Texas 79705-5510.  Only those items of Schedule 13D, or portions thereof, being amended are included in this Amendment.  Except as expressly amended and modified by this Amendment, the Original 13D remains unchanged and in full force and effect.

Item 4.                   Purpose of Transaction

Item 4 of the Original 13D is hereby amended to add the following:

The information set forth under “Non-Dissent Agreement” in Item 6 below is incorporated by reference in its entirety into this Item 4.

Item 6.                   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Original 13D is hereby amended to add the following:

Non-Dissent Agreement

On January 13, 2017, Noble Energy, Inc. (“Noble Energy”), Wild West Merger Sub, Inc., a Delaware corporation and indirect wholly owned subsidiary of Noble Energy (“Merger Sub”), NBL Permian LLC, a Delaware limited liability company and indirect wholly owned subsidiary of Noble Energy (“Merger Sub II”), and the Issuer, entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which Noble Energy will acquire the Issuer in exchange for a combination of shares of common stock, par value $0.01 per share, of Noble Energy and cash.  Upon the terms and subject to the conditions of the Merger Agreement, (i) Merger Sub will merge with and into the Issuer (the “Merger”), with the Issuer continuing as the surviving corporation in the Merger and an indirect wholly owned subsidiary of Noble Energy, and (ii) thereafter, the Issuer will merge with and into Merger Sub II, with Merger Sub II continuing as the surviving company and an indirect wholly owned subsidiary of Noble Energy.

Contemporaneously with the execution of the Merger Agreement, Noble Energy and the Issuer (solely for certain specified purposes) entered into  an Agreement Not To Dissent (the “CW Non-Dissent Agreement”), dated January 13, 2017, with Mr. Williams, pursuant to which Mr. Williams agreed, among other things, not to exercise or assert any appraisal rights under Section 262 of the DGCL in connection with the Merger. Mr. Williams also has agreed, among other things, during the period from January 13, 2017 to and including the date of termination of the Merger Agreement, if any (the “Applicable Period”), (a) not to transfer any CWEI Common Shares held by the reporting persons as of January 13, 2017, and (b) to vote all of such CWEI Common Shares against any alternative proposals and against any amendment of the Issuer’s certificate of incorporation or by-laws or other proposal or transaction involving the Issuer or any of its subsidiaries, which amendment or other proposal or transaction would in any manner delay, impede, frustrate, prevent or nullify the Merger, the Merger Agreement or any of the transactions contemplated by the Merger Agreement or change in any manner the voting rights of any outstanding class of capital stock of the Issuer.  If the Merger Agreement is terminated by the Noble Energy in certain circumstances, including if the Issuer stockholders do not adopt the Merger Agreement, then the term of the Applicable Period under the CW Non-Dissent Agreement will be extended for an additional 180 days following the termination of the Merger Agreement.

The foregoing description of the CW Non-Dissent Agreement is qualified in its entirety by reference to such agreement, a copy of which is filed as Exhibit 7.16 hereto, and incorporated herein by reference.

Item 7.                   Material to Be Filed as Exhibits

Item 7 of the Original 13D is hereby amended to add the following:

Exhibit 7.16	Agreement Not to Dissent, dated as of January 13, 2017 (incorporated by reference to Exhibit 10.2 to the current report on Form 8-K of the Issuer filed on January 17, 2017).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 24, 2017

/s/ Clayton W. Williams, Jr.
Clayton W. Williams, Jr.

Date: January 24, 2017	Clajon Holding Corporation

	By:	/s/ Mel G. Riggs
Mel G. Riggs, Vice President

Date: January 24, 2017	CWPLCO, Inc.

	By:	/s/ Mel G. Riggs
Mel G. Riggs, Vice President

Date: January 24, 2017	CW Stock Holdco GP, LLC

	By:	/s/ Mel G. Riggs
Mel G. Riggs, Sole Manager

Date: January 24, 2017	CW Stock Holdco, L.P.

	By:	CW Stock Holdco GP, LLC General Partner

	By:	/s/ Mel G. Riggs
Mel G. Riggs, Sole Manager